UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Index

1. Summary of 2011 First Quarter Business Report

2. Exhibit 99.1 KB Financial Group Review Report for the First Quarter of 2011

Summary of 2011 First Quarter Business Report

On May 30, 2011, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the first quarter of 2011 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary (and in the attached review report) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purposes

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as credit card business, financial investment business, insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd., formerly a second-tier subsidiary, as a first-tier subsidiary

•	September 28, 2009

Added Burrill-KB Life Sciences Fund as a second-tier subsidiary.

•	December 1, 2009

Added KB-Glenwood Private Equity Fund No.1 as a second-tier subsidiary

•	January 27, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	July 6, 2010

Added KBIC No.3 PEF as a second-tier subsidiary

•	December 13, 2010

Added KoFC KBIC Frontier Champ 2010-5 PEF as a second-tier subsidiary

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd.

1.3.	Overview of the Business Group

(As of March 31, 2011)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	—	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Kookmin Card	KB Financial Group	Not listed
	KB Investment & Securities	KB Financial Group	Not listed
	KB Life Insurance	KB Financial Group	Not listed
	KB Asset Management	KB Financial Group	Not listed
	KB Real Estate Trust	KB Financial Group	Not listed
	KB Investment	KB Financial Group	Not listed
	KB Credit Information	KB Financial Group	Not listed
	KB Data Systems	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Hong Kong	Kookmin Bank	Not listed
	Kookmin Bank International	Kookmin Bank	Not listed
	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed

	KB Investment & Securities Hong Kong	KB Investment & Securities	Not listed
	KB-Glenwood Private Equity Fund No.1	KB Investment & Securities	Not listed

	NPS-KBIC PEF No. 1.	KB Investment	Not listed
	Burrill-KB Life Sciences Fund	KB Investment	Not listed
	KBIC No.3 PEF	KB Investment	Not listed
	KoFC KBIC Frontier Champ 2010-5 PEF	KB Investment	Not listed

Notes:

(1)	KLB Securities, a subsidiary of Kookmin Bank, is in liquidation.
(2)	On March 2, 2011, KB Kookmin Card Co., Ltd., previously a business division of Kookmin Bank, was newly established and added as a first-tier subsidiary of KB Financial Group.
(3)	On March 14, 2011, KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. Accordingly, KB Futures Co., Ltd. is no longer a first-tier subsidiary of KB Financial Group.

1.4.	Capital Structure

1.4.1.	Common Shares

Capital Increase

(As of March 31, 2011)	(Unit: Won, shares)
Issue Date	Type	Number	Par Value	Issue Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%

Number of Shares

(As of March 31, 2011)	(Unit: shares)
	Type
	Common Stock	Total
Shares Authorized for Issuance	1,000,000,000	1,000,000,000
Shares Issued (A)	386,351,693	386,351,693
Treasury Stock (B)	—	—
Shares Outstanding* (A-B)	386,351,693	386,351,693

*	The number of shares outstanding includes 34,966,962 shares of common stock for which voting rights are restricted.

1.4.2.	Voting Rights

(As of March 31, 2011)
Items		Number of shares	Notes
Total number of issued shares	Common shares	386,351,693	—
	Preferred shares	—	—
Shares without voting rights	Common shares	—	—
	Preferred shares	—	—
Shares for which voting rights are restricted under relevant laws and regulations	Common Shares	34,966,962	Article 48-7 of the Financial Holding Company Act
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	351,384,731	—
	Preferred shares	—	—

1.5.	Dividend

Items		January 1, 2010 to December 31, 2010	January 1, 2009 to December 31, 2009	September 29, 2008 to December 31, 2008
Par value per share (Won)		5,000	5,000	5,000
Net income (Won in Millions)		88,320	539,818	611,927
Earnings per share (Won)		257	1,659	2,078
Total cash dividends (Won in Millions)		41,163	78,897	—
Total stock dividends (Won in Millions)		—	—	—
Cash dividend payout ratio (%)		46.6	14.6	—
Cash dividend yield (%)	Common Shares	0.2	0.4	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	120	230	—
	Preferred Shares	—	—	—
Stock dividend per share (Shares)	Common Shares	—	—	—
	Preferred Shares	—	—	—

*	The total number of common shares that were eligible for payment of dividends for the years ended December 31, 2010 and December 31, 2009 was 343,028,989 shares (which excludes 43,322,704 shares held by Kookmin Bank, a wholly-owned subsidiary of KB Financial Group).

2.	Business

2.1.	Results of Operations

	(Unit: in millions of Won)
	For the three months ended March 31, 2011	For the three months ended March 31, 2010
Net interest income	1,673,339	1,554,830
Interest income	3,252,123	3,317,126
Interest expense	(1,578,784)	(1,762,296)
Net fee and commission income	582,950	419,068
Fee and commission income	796,684	574,512
Fee and commission expense	(213,734)	(155,444)
Net gains (losses) on financial assets/liabilities at fair value through profit and loss	297,675	51,067
Other operating income (expenses)	(262,563)	27,598
Net operating income (loss) before provision for credit losses	2,291,401	2,052,563
Provision for credit losses	(415,573)	(482,364)
Net operating income (expenses)	1,875,828	1,570,199
Employee compensation and benefits	(410,886)	(480,363)
Depreciation and amortization expense	(73,362)	(76,358)
Other general and administrative expenses	(390,862)	(389,221)
Operating profit	1,000,718	624,257

*	Consolidated basis

2.2.	Source and Use of Funds

2.2.1.	Source of Funds

		(Unit: in millions of Won, %)
		As of March 31, 2011		As of December 31, 2010
		Ending Balance	Ratio (%)	Ending Balance	Ratio (%)
Won currency	Deposits	171,306,079	65.02	171,354,488	67.11
	Certificate of deposit	1,934,878	0.74	2,346,928	0.92
	Borrowings	3,905,828	1.48	3,919,694	1.54
	Call money	314,100	0.12	130,500	0.05
	Debentures	25,132,781	9.54	25,219,052	9.88
	Other	3,171,470	1.20	2,902,543	1.14

Subtotal		205,765,136	78.10	205,873,205	80.64

Foreign currency	Deposits	2,963,977	1.13	2,848,075	1.11
	Borrowings	6,661,554	2.53	6,166,387	2.41
	Call money	1,435,487	0.54	474,440	0.19
	Debentures	3,795,818	1.44	3,888,264	1.52
	Other	136,534	0.05	88,275	0.03

Subtotal		14,993,370	5.69	13,465,441	5.26

Other	Total shareholders’ equity	20,996,998	7.97	19,665,930	7.70
	Allowances	1,080,858	0.41	1,245,985	0.49
	Other	20,623,002	7.83	15,093,545	5.91

Subtotal		42,700,858	16.21	36,005,460	14.10

Total		263,459,364	100.00	255,344,106	100.00

*	Consolidated basis

2.2.2.	Use of Funds

		(Unit: in millions of Won, %)
		As of March 31, 2011		As of December 31, 2010
		Ending Balance	Ratio (%)	Ending Balance	Ratio (%)
Won currency	Due from banks	1,011,555	0.39	1,335,464	0.52
	Securities	40,223,892	15.27	39,140,219	15.33
	Loans	175,997,864	66.80	173,061,752	67.78
	Call loan	513,381	0.19	143,213	0.06
	Private placement corporate bonds	1,801,111	0.68	2,135,861	0.84
	Credit cards	12,168,535	4.62	12,414,559	4.86
	Other	2,329,982	0.89	2,424,697	0.95
	Allowance for credit losses ( - )	(3,678,891)	(1.40)	(3,566,851)	(1.40)

Subtotal		230,367,429	87.44	227,088,914	88.94

Foreign currency	Due from banks	658,124	0.25	581,479	0.23
	Securities	1,773,296	0.67	1,771,319	0.69
	Loans	8,607,550	3.27	8,167,059	3.20
	Call loan	1,405,865	0.54	777,930	0.30
	Bills bought	2,194,077	0.83	2,226,979	0.87
	Allowance for credit losses ( - )	(173,358)	(0.07)	(189,544)	(0.07)
	Other	1,213	0.00	924	0.00

Subtotal		14,466,767	5.49	13,336,146	5.22

Other	Cash	1,453,758	0.55	1,302,187	0.51
	Fixed assets held for business	3,237,296	1.23	3,212,534	1.26
	Other	13,934,114	5.29	10,404,325	4.07

Subtotal		18,625,168	7.07	14,919,046	5.84

Total		263,459,364	100.00	255,344,106	100.00

*	Consolidated basis

2.3.	Other Information for Investment Decision

2.3.1.	Capital Adequacy

KB Financial Group (calculated in accordance with Basel I)	(Unit: in millions of Won, %)
	As of March 31, 2011(1)(2)	As of December 31, 2010(3)	As of December 31, 2009(3)
Total Capital (A)	24,007,264	23,948,343	24,360,262
Risk-weighted assets (B)	184,911,000	183,077,983	182,664,075
BIS ratio (A/B)(4)	12.98	13.08	13.34

(1)	Estimate
(2)	Based on Korean IFRS
(3)	Based on generally accepted accounting principles in Korea (“Korean GAAP”)
(4)	BIS risk-adjusted capital ratio = (total capital / risk weighted assets) X 100

Kookmin Bank (calculated in accordance with Basel II)	(Unit: in billions of Won, %)
	As of March 31, 2011	As of December 31, 2010	As of December 31, 2009
Total Capital (A)	19,128	20,801	21,708
Risk-weighted assets (B)	141,097	154,806	154,593
BIS ratio (A/B)	13.56	13.44	14.04

2.3.2.	Credit ratings

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation
06/30/2010	Debentures	AAA	Korea Ratings (AAA ~ D)	Stable
06/25/2010	Debentures	AAA	KIS Ratings (AAA ~ D)	Stable
06/28/2010	Debentures	AAA	NICE Ratings (AAA ~ D)	Stable

3.	Financial Information

3.1.	Separate Condensed Financial Information

	(Unit: in millions of Won)
	As of March 31, 2011	As of December 31, 2010
Cash and due from financial institutions	493,651	759,998
Loans	160,000	160,000
Investments in subsidiaries	17,673,322	17,673,322
Property and equipment	1,014	1,109
Intangible assets	1,907	2,133
Deferred income tax assets	686	898
Other assets	416,808	182,452

Total Assets	18,747,388	18,779,912

Debentures	549,581	799,353
Other liabilities	203,291	159,438
Current income tax liabilities	231,289	0

Total Liabilities	984,161	958,791

Capital stock	1,931,758	1,931,758
Capital surplus	13,513,809	13,513,809
Retained earnings	2,317,660	2,375,554

Total equity	17,763,227	17,821,121

	For the three months ended March 31, 2011	For the three months ended March 31, 2010
Operating revenue	7,847	105,400
Operating profit (loss)	(16,424)	84,363
Profit (loss) before income tax	(16,519)	84,381
Profit (loss) for the period	(16,731)	83,019

3.2.	Consolidated Condensed Financial Information

	(Unit: in millions of Won)
	As of March 31, 2011	As of December 31, 2010
Cash and due from financial institutions	6,400,811	6,844,663
Financial assets at fair value through profit and loss	4,432,693	3,998,478
Derivative financial assets	2,270,415	2,595,121
Loans	201,225,298	197,621,004
Financial investments	36,845,821	36,189,650
Investments accounted for using the equity method	718,674	723,411
Property and equipment	3,174,372	3,150,260
Investment property	50,426	52,921
Intangible assets	407,929	417,996
Deferred income tax assets	19,677	4,045
Other assets	10,848,540	7,059,566

Total Assets	266,394,656	258,657,115

Financial liabilities at fair value through profit and loss	1,372,828	1,279,869
Deposits	179,157,762	179,877,061
Debts	13,939,482	11,744,389
Derivative financial liabilities	1,944,896	2,236,359
Debentures	28,928,599	29,107,316
Provisions	901,478	1,001,204
Other liabilities	18,599,762	13,431,771
Current income tax liabilities	234,418	29,641
Deferred income tax liabilities	318,433	283,575

Total Liabilities	245,397,658	238,991,185

Capital stock	1,931,758	1,931,758
Capital surplus	15,990,855	15,990,278
Accumulated other comprehensive income	562,759	430,572
Retained earnings	3,337,274	2,620,888
Treasury shares	(1,999,102)	(2,476,809)
Equity attributable to equity holders of the Parent Company	19,823,544	18,496,687
Non-controlling interests in equity	1,173,454	1,169,243

Total equity	20,996,998	19,665,930

	For the three months ended March 31, 2011	For the three months ended March 31, 2010
Operating revenue	6,440,709	7,323,974
Operating profit	1,000,718	624,257
Profit before income tax	1,016,507	669,880
Profit for the period	779,454	633,157
Profit attributable to equity holders of the parent entity	757,550	614,437
Number of consolidated companies	64	56

3.3.	Other Selected Financial Data

3.3.1.	Won-denominated Liquidity Ratio

	(Unit: in billions of Won, %)
Category	First Quarter 2011(1)(2)	2010(1)(3)	2009(1)(3)
Current assets in Won (a)	496.7	763.7	854.9
Current liabilities in Won (b)	42.5	1.5	0.5
Current ratio (a/b)	1,168.28%	50,241.38%	178,473.28%

(1)	Calculated based on Won-denominated assets and liabilities due within one month (in accordance with an amendment to the Financial Holding Company Act in March 2009).
(2)	Based on Korean IFRS (separate basis)
(3)	Based on Korean GAAP (non-consolidated basis)

3.3.2.	Selected ratios

	(Unit: %)
Category	First Quarter 2011(1)	2010(2)	2009(2)
Net income as a percentage of average total assets	1.17%	0.03%	0.20%
Net income as a percentage of average stockholders’ equity	16.03	0.49	3.25

(1)	Based on Korean IFRS
(2)	Based on Korean GAAP

3.3.3.	20 Largest Exposures of Kookmin Bank by Borrower

(As of March 31, 2011)
Company	Loans *
(Unit: in billions of Won)
Hyundai Heavy Industries	1,026
Hyundai Steel	744
Daewoo Shipbuilding & Marine Engineering	630
KT Corporation	594
LG Electronics	587
Shinhan Financial Group	583
Samsung Heavy Industries	564
Samsung Electronics	526
Shinhan Card Co., Ltd.	495
LG Display	483
GS Caltex	476
Hyundai Capital	475
Kia Motors	421
Hyundai Motor Company	412
Hyundai Development	317
Hanjin Heavy Industries & Construction	309
Incheon Bridge	298
Samsung Card	293
LS Nikko Copper Inc.	281
Hyundai MOBIS	260
Total	9,774

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.4.	10 Largest Exposures of Kookmin Bank by Chaebol Group

(As of March 31, 2011)
Group	Loans *
(Unit: in billions of Won)
Hyundai Motor	3,029
Samsung	2,606
LG	1,794
Hyundai Heavy Industries	1,461
SK	1,482
Hanwha	853
KT Corporation	787
Lotte	708
Daewoo Shipbuilding & Marine Engineering	675
GS	666
Total	14,061

*	Calculated in accordance with the Detailed Regulations on Supervision of Banking Business

3.3.5.	Kookmin Bank’s Loan Concentration by Industry

	(As of March 31, 2011)
Industry	Aggregate Loan Balance	Percentage of Total Loan Balance
	(Unit: in billions of Won, %)
Manufacturing	33,372	35.19%
Construction	7,065	7.45
Real estate	15,041	15.86
Retail and wholesale	15,924	16.79
Hotel, leisure or transportation	5,296	5.58
Finance and insurance	1,608	1.69
Other	16,539	17.44
Total	94,845	100.00%

3.3.6.	Top 20 Non-Performing Loans of Kookmin Bank

		(As of March 31, 2011)
	Industry	Total Credit	Allowance For Loan Losses
	(Unit: in billions of Won)
Borrower A	Manufacturing	219	173
Borrower B	Construction	140	75
Borrower C	Manufacturing	102	93
Borrower D	Finance and insurance	100	66
Borrower E	Manufacturing	92	84
Borrower F	Construction	80	20
Borrower G	Construction	80	58
Borrower H	Construction	74	58
Borrower I	Construction	72	52
Borrower J	Real estate and leasing	72	45
Borrower K	Construction	65	63
Borrower L	Finance and insurance	62	26
Borrower M	Construction	47	33
Borrower N	Construction	45	45
Borrower O	Construction	43	43
Borrower P	Real estate and leasing	40	15
Borrower Q	Construction	37	36
Borrower R	Manufacturing	30	3
Borrower S	Construction	28	28
Borrower T	Construction	27	13
Total		1,455	1,029

3.4.	Other Financial Information

See Exhibit 99.1 KB Financial Group Review Report by our independent auditors for our full consolidated and separate financial statements and relevant notes, which have been prepared in accordance with Korean IFRS. The Review Report will also be available on our website, www.kbfng.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

			Compensation(1)	Accrued Time
Period	Auditor	Activity	(in millions of Won)	(hours)
January 1 to March 31, 2011	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review &audit, review of internal accounting management system, and PCAOB audit of consolidated financial statements and internal accounting management system	1,150 (annualized basis)	1,530
January 1 to December 31, 2010	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review &audit, and review of internal accounting management system	263	5,415
January 1 to December 31, 2009	Samil PricewaterhouseCoopers	Quarterly/ first half and annual review &audit, and review of internal accounting management system	250	5,251

(1)	Excluding value-added taxes

4.2.	Non-Audit Services

	(Unit: millions of Won)
Period	Contract date	Activity	Service period	Compensation(1)

January 1 to March 31, 2011	—	—	—	—
January 1, to December 31, 2010	December 30, 2010	US GAAP and SOX Audit	December 30, 2010 to June 30, 2011	2,700
	April 30, 2010	K-IFRS Audit	April 30, 2010 to March 31, 2011	380
January 1 to December 31, 2009	November 12, 2009	US GAAP and SOX Audit	November 12, 2009 to June 30, 2010	2,700
	July 21, 2009	Issuance of comfort letter	July 21, 2009 to September 1, 2009	210

(1)	Excluding value-added taxes

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of March 31, 2011, the board of directors consisted of two executive directors, two non-standing directors and eight non-executive directors. The following committees currently serve under our board of directors:

•	Board Steering Committee

•	Audit Committee

•	Management Strategy Committee

•	Risk Management Committee

•	Evaluation & Compensation Committee

•	Non-Executive Director Nominating Committee

•	Audit Committee Member Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees, 6.1. Executive Directors, 6.2. Non-Standing Directors and 6.3. Non-Executive Directors below.

5.2.	Audit Committee

The audit committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, planning and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis.

5.3.	Compensation to Directors

5.3.1.	Compensation to Directors (including Non-executive Directors) and Audit Committee Members

			(Unit: in millions of Won)

	Total number of persons	Total amount approved at Shareholders’ Meeting (1)	Notes
Registered Directors (including non-executive directors and audit committee members)	12	5,000	—

(1)	Represents the aggregate amount for all directors (including non-executive directors). Excludes long-term incentives.

				(Unit: in millions of Won)

	Total number of persons	Total payment (for the three months ended March 31, 2011) (1) (3) (4)	Average payment per person (2)	Total amount of fair value of stock options	Notes
Registered Directors (including two non-standing directors)	4	412	103	—	—
Non-executive Directors (excluding audit committee members)	3	53	18	—	—
Audit committee members or internal auditor	5	69	14	—	—

Total	12	534	45	—	—

(1)	Represents total amount paid as of March 31, 2011.
(2)	Represents (i) the total amount paid for the three months ended March 31, 2011, divided by (ii) the total number of applicable persons.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)	In addition to the total payments as presented in the above table, we recorded Won 1,382 million in our income statement for the three months ended March 31, 2011 with respect to performance-based stock grants, the payment and amount of which are determined in accordance with the performance of the grantees. For details regarding the fair value calculation method used, see the notes to the financial statements attached hereto.

5.4.	Affiliated Companies

5.4.1.	List of Affiliated Companies

Affiliated companies of KB Financial Group and its ownership of such companies as of March 31, 2011 are as follows.

•	Kookmin Bank (100.00%)

•	KB Kookmin Card (100.00%)

•	KB Investment & Securities (100.00%)

•	KB Life Insurance (51.00%)

•	KB Asset Management (100.00%)

•	KB Real Estate Trust (100.00%)

•	KB Investment (100.00%)

•	KB Credit Information (100.00%)

•	KB Data Systems (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 31, 2011, we had two executive directors. The name and position of our executive directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Yoon-Dae Euh	May 1945	Chairman & Chief Executive Officer	10,210
Young Rok Lim	March 1955	President	1,000

6.2.	Non-Standing Directors

As of March 31, 2011, we had two non-standing directors. The name and position of our non-standing directors and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2011 are set forth below.

Name	Date of Birth	Position	Common Shares Owned
Byong Deok Min	May 1954	Non-Standing Director	1,475
Vaughn Richtor	October 1955	Non-Standing Director	—

6.3.	Non-Executive Directors

Our non-executive directors, and the number of shares of KB Financial Group’s common stock they respectively owned as of March 31, 2011 are as follows.

Name	Date of Birth	Position	Common Shares Owned
Kyung Jae Lee	January 1939	Non-Executive Director	—
Jae Wook Bae	March 1945	Non-Executive Director	—
Young Jin Kim	December 1949	Non-Executive Director	—
Jong Cheon Lee	February 1951	Non-Executive Director	—
Sang Moon Hahm	February 1954	Non-Executive Director	2,637
Seung Hee Koh	June 1955	Non-Executive Director	—
Young Nam Lee	September 1957	Non-Executive Director	—
Jae Mok Cho	January 1961	Non-Executive Director	—

6.4.	Senior Management

In addition to our executive directors who are also our executive officers, we had the following eight executive officers as of March 31, 2011.

Name	Date of Birth	Position	Common Shares Owned
Dong Chang Park	February 1952	Deputy President & Chief Strategy Officer	200
Jong Kyoo Yoon	October 1955	Deputy President & Chief Financial Officer	—
Wang-Ky Kim	March 1955	Deputy President & Chief Public Relations Officer	600
Seok Heung Ryu	January 1957	Deputy President & Chief Information Officer	127
Minho Lee	April 1965	Deputy President & Chief Compliance Officer	—
Wonkeun Yang	September 1956	Senior Managing Director (KB Research)	—
Yong Hee Kang	April 1958	Managing Director & Chief Human Resources Officer	468
Hoon Nam	August 1959	Managing Director (Synergy Management)	613

6.5.	Employees

The following table shows the breakdown of our employees as of March 31, 2011.

	(Unit: in millions of Won)
	Number of Employees	Average Tenure of Employees (months)	Total Payment (1)	Average Payment per Person (2)
Total	136	16 months	2,596	19

(1)	Represents the total amount paid (excluding bonuses and fringe benefits) for the three months ended March 31, 2011.
(2)	Represents (i) the total amount paid (excluding bonuses and fringe benefits) for the three months ended March 31, 2011 divided by (ii) the total number of employees as of March 31, 2011.

7.	Major Stockholders and Related Party Transactions

7.1.	Major Stockholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2010:

	(Unit: Shares, %)
Name	Number of Shares of Common Stock	Percentage of Total Issued Shares
Kookmin Bank(1)	43,322,704	11.21
Citibank, N.A.(2)	36,977,727	9.57
ING Bank N.V.	19,401,044	5.02

*	The number of shares of common stock presented for each stockholder in the table above is based on our shareholder registry as of December 31, 2010, unless otherwise indicated.
(1)	As of March 31, 2011, Kookmin Bank, a wholly owned subsidiary of KB Financial Group, held 34,966,962 shares, representing a 9.05% equity stake.
(2)	Depositary under the Company’s ADR program.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2010)	(Unit: Shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/ Date of Change in Ownership Level	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
ING Bank N.V.	January 27, 2010	19,401,044	5.02
Korean National Pension Service	December 31, 2009	20,046,217	5.19
Korean National Pension Service	December 7, 2009	20,321,051	5.26
Korean National Pension Service	September 2, 2009	21,199,372	5.49
Korean National Pension Service	July 27, 2009	19,673,220	5.52
Korean National Pension Service	May 29, 2009	19,653,362	5.52
Korean National Pension Service	March 27, 2009	22,548,541	6.33
Korean National Pension Service	February 4, 2009	23,271,087	6.53
Korean National Pension Service	December 31, 2008	23,284,404	6.53
Korean National Pension Service	October 31, 2008	21,675,810	6.08
ING Bank N.V.	October 20, 2008	18,045,337	5.06
Korean National Pension Service	September 30, 2008	17,910,781	5.03

*	The date of change in largest shareholder / change in ownership level is the date as indicated on the public filing disclosing relevant changes in shareholdings in the Company.
(1)	Based on 386,351,693 total issued shares of common stock for periods on or after September 2, 2009, and 356,351,693 total issued shares of common stock for periods on or prior to July 27, 2009.

7.3.	Employee Stock Ownership Association

(As of March 31, 2011)	(Unit: Shares)
Company Name	Number of shares	Type of shares
KB Financial Group	18,657	Common Stock
Kookmin Bank	3,305,719	Common Stock
KB Kookmin Card	156,146	Common Stock
KB Investment & Securities	39,419	Common Stock
KB Life Insurance	24,321	Common Stock
KB Asset Management	11,035	Common Stock
KB Real Estate Trust	17,298	Common Stock
KB Investment	3,986	Common Stock
KB Credit Information	17,689	Common Stock
KB Data Systems	28,510	Common Stock

Total	3,622,780	Common Stock

7.4.	Investments in Affiliated Companies

(As of March 31, 2011)	(Units: shares, millions of Won, %)
Name	Ending Balance			Total Assets as of the latest fiscal year(2)		Net Income (loss) for the latest fiscal year(2)	Notes
	Number of shares	Shareholding percentage	Book value(1)
Kookmin Bank(3)	404,379,116	100	14,821,721	254,861,755		11,200	(4)
KB Kookmin Card(3)	92,000,000	100	1,953,175	—		—	—
KB Investment & Securities(5)	21,450,439	100	407,212	2,629,279		25,526	(6)
KB Futures(5)	—	—	—	—		—	—
KB Life Insurance	28,152,000	51	138,484	3,869,630	(7)	25,871 (7)	(6)
KB Asset Management	7,667,550	100	96,312	150,321		32,026	(6)
KB Real Estate Trust	16,000,000	100	121,553	256,113		3,528	(4)
KB Investment	8,951,797	100	104,910	117,129		(801)	(4)
KB Credit Information	1,252,400	100	23,621	31,134		1,619	(4)
KB Data Systems	800,000	100	6,334	52,181		(2,735)	(4)

Total		—		—		—

(1)	Based on Korean IFRS.
(2)	Based on Korean GAAP.
(3)	KB Kookmin Card was newly established on March 2, 2011 to operate the credit card business previously operated by Kookmin Bank.
(4)	As of or for the year ended December 31, 2010.
(5)	KB Futures was merged into KB Investment & Securities on March 14, 2011.
(6)	As of March 31, 2011 or for the period from April 1, 2010 to March 31, 2011.
(7)	Provisional figures.

7.5.	Related Party Transactions

7.5.1.	Equity Investments in Subsidiaries

With the exception of KB Life Insurance, the Company acquired the common shares of the Subsidiaries listed above in “7.4. Investments in Affiliated Companies” from such Subsidiaries’ shareholders pursuant to the comprehensive stock transfer which established the Company. KB Life Insurance, which was formerly a subsidiary of Kookmin Bank and therefore a second-tier subsidiary of the Company, became a first-tier subsidiary of the Company on June 22, 2009. In addition, as a result of the merger of KB Futures into KB Investment & Securities on March 14, 2011, KB Futures no longer exists as a separate entity.

7.5.2.	Prepayments and Loans to Subsidiaries

	(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Interest Rate	Maturity
KB Investment & Securities	Subsidiary	Loans	100	100	CD 3M + 350 bps	June 15, 2014
KB Real Estate Trust	Subsidiary	Loans	50	50	CD 3M + 226 bps	June 29, 2013
KB Investment	Subsidiary	Loans	20	10	CD 3M + 221 bps	June 29, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: May 31, 2011	By:	/s/Wang-Ky Kim

(Signature)
Name:	Wang-Ky Kim
Title:	Deputy President & CPRO